IAFF-FC Investments LLC
Statement of Financial Condition
September 30, 2025

Assets		
Cash	$	46,135
Accounts receivable		301
Prepaid expense		8,155
Total assets		54,591
Liabilities and Member's Equity		
Liabilities:		
Accounts payable		5,200
Total liabilities		5,200
Commitments and contingencies		
Member's Equity		49,391
Total liabilities and member's equity	$	54,591